Exhibit (d)(ii)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

WHOLE LIFE PURCHASE OPTION RIDER

On each option date while this policy and this rider are in force, the owner may purchase a new whole life policy on a series of option dates without evidence of insurability, subject to the conditions stated below. The new policy is a whole life policy issued by us or our parent company that is made available for this purpose. Our parent company is The Guardian Insurance Company of America.

The face amount of the new policy:

•	can be any amount from $25,000 up to the Option Amount.
•	must be at least the minimum of the policy size that we have established for the new policy that is to be issued.
•	will have the same rating class or a comparable rating class as the base Policy.

There are 2 types of option dates in which this rider can be exercised: Scheduled and Alternate.

Scheduled Option Date

A Scheduled Option date is the policy anniversary on which the insured is a certain age. The number of Scheduled Option Dates depends on the insured’s age when this rider was issued.

The table below shows the Scheduled Option Dates available under this rider.

Issue Age	Scheduled Option Dates	Maximum # of Option Dates
0-24	25, 28, 31, 34, 37, 40, 43, 46	8
25-27	28, 31, 34, 37, 40, 43, 46	7
28-30	31, 34, 37, 40, 43, 46	6
31-33	34, 37, 40, 43, 46	5
34-36	37, 40, 43, 46, 49	5
37-39	40, 43, 46, 49, 52	5
40-42	43, 46, 49, 52, 55	5
43-45	46, 49, 52, 55, 58	5
46-48	49, 52, 55, 58	4
49-50	52, 55, 58	3

Alternate Option Date

An Alternate Option Date is the date one of the following events occurs:

•	the insured marries or becomes a partner in a civil union; or
•	a living child or grandchild is born to the insured; or a child or grandchild is legally adopted by the insured; or
•	the insured purchases a home; or
•	the insured enrolls a child in college; or
•	the insured realizes an increase in their annual compensation by at least 20%

The event must occur while this policy and this rider are in force. The exercise of a policy purchase on an Alternate Option Date cancels the next scheduled Option Date. The total number of Alternative Option dates that can be exercised in one year is two.

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Automatic Term Insurance

We will automatically provide term insurance on the insured’s life for 90 days following an Alternate Option Date due to marriage, birth, or adoption of a child or grandchild or purchase of a new home. The amount of term insurance will be equal to the maximum Face Amount of the new policy that could be purchased on the Alternate Option Date.

Automatic term insurance will not be provided upon the enrollment of a child into college or when there has been an increase of 20% or more in the annual compensation of the insured.

The face amount of this term insurance will be payable upon receipt of satisfactory proof at our Customer Service Office that the insured died:

•	while this policy and this rider were in force and

•	within 90 days after the Alternate Option Date.

Riders

If the Disability Benefit Rider is in force and the insured is disabled on the effective date of a new policy elected under this rider, we will automatically waive premiums on the whole life policy, provided the Specified Amount is at least the Target Premium, which is shown on the Policy Data pages. If the Specified Amount is less than the Target Premium, the premiums will not be waived. If the Disability Benefit Rider is in force and the insured is not disabled on the effective date of the new policy elected under this rider, a waiver of premium rider can be issued on the new policy without additional underwriting.

If a Waiver of Monthly Deductions Rider is in force and the insured is disabled on the effective date of a new policy elected under this rider, we will automatically waive premiums on the whole life policy. If the Waiver of Monthly Deductions Rider is in force and the insured is not disabled on the effective date of the new policy elected under this rider, a waiver of premium rider can be issued on the new policy without additional underwriting.

No other riders or additional benefits are available without underwriting.

Values

This rider has no cash or loan value.

Rider Cost

The monthly cost of this rider is shown on the Policy Data page. The monthly cost for this rider is a rate times the Option Amount. It is determined at issue, and is based on the insured’s underwriting class and Age on the Policy Date.

The cost for this rider is part of the Monthly Deductions under this policy. We assess this charge against the Policy Account Value. The cost of this rider ends when this rider terminates.

The Contract

This rider is:

•	issued in consideration of the application and payment of premiums as provided;

•	attached to and made part of the policy;

•	subject to all of the applicable provisions of this policy.

Issue Date

The issue date of this rider is the issue date of this policy. The effective date of this rider is the effective date of this policy.

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Incontestability

This rider will be incontestable after it has been in force during the insured’s lifetime for 2 years from its issue date, except for nonpayment of premiums.

Termination

This rider terminates:

•	when no Scheduled Option Dates remain available; or

•	if this policy is surrendered, exchanged or terminates; or

•	upon receipt at our Customer Service Office of proper written request for cancellation. This rider must be sent to the Customer Service Office for cancellation.

The Guardian Insurance & Annuity Company, Inc.

Secretary

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